SECUI 06003026 ISION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 44116

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 29 2006
WASH, D.C.
199

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Generic Trading Associates, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Third Avenue, 7th floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Salvatore A. Risi — 212-905-5716
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marx, Lange, Gutterman LLP
(Name – *if individual, state last, first, middle name*)

1430 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 13 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Salvatore A. Risi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Generic Trading Associates, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

Karen Crowe
Notary Public-State of New York
No. 01CR6052729
Qualified in Rockland County
My Commission Expires 12/26/2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) A report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Marx Lange Gutterman LLP
CERTIFIED PUBLIC ACCOUNTANTS

1430 Broadway
NewYork, NY 10018-9202
Phone: (212) 302-6000
Fax: (212) 302-6156

INDEPENDENT AUDITOR'S REPORT

The Members of
Generic Trading Associates, LLC

We have audited the accompanying statement of financial condition of Generic Trading Associates, LLC (the "Company") as of December 31, 2005, and the related statements of operations and changes in members' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Generic Trading Associates, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marx Lange Gutterman LLP
New York, New York
January 30, 2006

GENERIC TRADING ASSOCIATES, LLC
Statement of Financial Condition
December 31, 2005

ASSETS	
Cash and cash equivalents	$ 30,371
Receivable from clearing broker	204,546
Securities owned, at market value	51,580
Total assets	$ 286,497
LIABILITIES AND MEMBERS' CAPITAL	
Liabilities	
Accounts payable and accrued expenses	$ 7,500
Securities sold not yet purchased, at market value	53,550
Total liabilities	61,050
Members' capital	225,447
Total liabilities and members' capital	$ 286,497

The accompanying notes are an integral part of these financial statements.

GENERIC TRADING ASSOCIATES, LLC
Statement of Operations and Changes in Members' Capital
Year Ended December 31, 2005

Revenues	
Trading profits	$ 7,925
Expenses	
Professional and exchange fees	8,292
Net loss	(367)
Members' capital, January 1, 2005	225,814
Members' capital, December 31, 2005	$ 225,447

The accompanying notes are an integral part of these financial statements.

GENERIC TRADING ASSOCIATES, LLC
Statement of Cash Flows
Year Ended December 31, 2005

Cash flows from operating activities:	
Net loss	$ (367)
Adjustments to reconcile net income to net cash used by operating activities:	
Changes in assets and liabilities:	
Receivable from clearing broker	(143,695)
Securities owned, at market value	(7,780)
Accounts payable and accrued expenses	(2,650)
Securities sold, not yet purchased, at market value	53,550
Net cash used by operating activities	(100,942)
Cash and cash equivalents, beginning of year	131,313
Cash and cash equivalents, end of year	$ 30,371

The accompanying notes are an integral part of these financial statements.

1. **Organization**

Generic Trading Associates, LLC (the "Company") is a Delaware limited liability company which commenced operations on August 21, 1995. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the American Stock Exchange (the "ASE").

Generic Trading Inc. is the Company's managing member for the year ended December 31, 2005.

The Company does not carry accounts for customers or perform custodial functions related to securities transactions. The Company trades through a related entity, Carlin Equities, LLC (the "Introducing Broker"), which introduces the members' designated trading account, on a fully disclosed basis, to its clearing broker, Goldman Sachs Executions & Clearing, LP (the "Clearing Broker"), a New York Stock Exchange member firm.

2. **Summary of Significant Accounting Policies**

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and cash equivalents consist of highly liquid investments with a maturity of three months or less when purchased.

Purchases and sales of securities and related revenue and expenses are recorded on a trade date basis.

Securities owned and securities sold, not yet purchased are valued at their quoted market prices.

3. **Income Taxes**

A limited liability company is taxed as a partnership and as such is not a taxpaying entity. Each member is individually responsible for his or her share of the Company's income or loss for income tax reporting purposes. Accordingly, the Company has no provision for federal and state income taxes.

4. **Receivable from Clearing Broker**

The clearing and depository operations for the Company's and its members' securities transactions are provided by the Clearing Broker pursuant to a clearance agreement.

The Company does not carry accounts for customers or perform custodial functions related to customer security transactions. The Company introduces all their security transactions to its Clearing Broker which maintains the customer accounts and clears the transactions.

For transactions in which the Company, through the Clearing Broker, extends credit to members, the Company seeks to control the risks associated with these activities by requiring Members to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the Clearing Broker monitor required margin levels daily and, pursuant to such guidelines, request additional collateral or reduce security positions when necessary.

The Company has agreed to indemnify the Clearing Broker for losses, expenses, and cost that it may sustain from Class "B" Member accounts introduced by the Company. At December 31, 2005, there were no Class B member accounts.

5. **Securities Owned and Securities Sold, Not Yet Purchased**

Securities owned and securities sold, not yet purchased as of December 31, 2005 consist of the following:

	Securities Owned	Securities Sold, Not Yet Purchased
Equities	$ 51,580	$ 53,400
Options	—	150
	$ 51,580	$ 53,450

Securities sold, not yet purchased represent obligations of the Company to deliver specific securities by purchasing the securities in the market at prevailing market prices. Accordingly, these transactions result in off-balance-sheet market risks as the Company's ultimate obligation may exceed the amount recognized in the financial statements.

6. **Concentration of Credit Risk**

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

7. **Estimated Fair Value of Financial Instruments**

Statement of Financial Accounting Standards No. 107, 'Disclosure About Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the fair value of financial instruments recognized in the statement of financial condition approximate their carrying value due to their short term nature.

8. **Net Capital Requirements**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital requirement of the SEC under Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Minimum net capital is defined as the greater of 6 2/3% of aggregate indebtedness or $100,000. At December 31, 2005, the Company had net capital of $202,547, which was $102,547 in excess of the amount required to be maintained at that date. The ratio of aggregate indebtedness to net capital was .04 to 1.

Advances, dividend payments and other equity withdrawals by the Company are subject to certain notification and other provisions of the Uniform Net Capital Rule 15c3-1 of the SEC and other regulatory bodies.

Proprietary balances, if any, held at the Clearing Broker ('PAIB Assets") are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and the Clearing Broker, which requires, among other things, that the Clearing Broker perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

9. **Guarantees**

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees.

As described in Note 4, the Company has agreed to indemnify the clearing broker for losses that it may sustain from the member accounts introduced by the Company. In accordance with applicable margin ending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

Supplemental Information

Marx Lange Gutterman LLP
CERTIFIED PUBLIC ACCOUNTANTS

GENERIC TRADING ASSOCIATES, LLC
Computation of Net Capital Pursuant to Rule 15c3-1
Of the Securities and Exchange Commission
as of December 31, 2005

Members' capital	$ 225,447
Haircuts on securities positions	22,900
Net capital	$ 202,547
Aggregate indebtedness	$ 7500
Minimum net capital required, the greater of $100,000 or 6 2/3% of aggregate indebtedness of $666	$ 100,000
Excess net capital	$ 102,547
Ratio of aggregate indebtedness to net capital	.04 : 1

Reconciliation between the above computation of audited Net Capital of the Company as of December 31, 2005 and the computation included in the Company's corresponding unaudited from X-17A-5 Part IIA filing as of December 31, 2005

Net capital as reported in the Company's (unaudited) FOCUS report	$ 200,047
Decrease in accounts payable and accrued expenses	2,500
Net capital	$ 202,547

GENERIC TRADING ASSOCIATES, LLC
Computation of Reserve Formula
Pursuant to Rule 15-c3-3
December 31, 2005

Exemption claimed under Rule 15c3-3(k)(2)(ii).

Supplementary Report
Of Independent Auditors

Marx
Lange
Gutterman
LLP
CERTIFIED PUBLIC ACCOUNTANTS

Marx
Lange
Gutterman
LLP
CERTIFIED PUBLIC ACCOUNTANTS

1430 Broadway
NewYork, NY 10018-9202
Phone: (212) 302-6000
Fax: (212) 302-6156

Supplementary Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 of the Securities Exchange Act of 1934

The Members of
Generic Trading Associates, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Generic Trading Associates, LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (i) in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13, (ii) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System or (iii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use by the Board of Directors, management, the Securities and Exchange Commission, National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Marx Lange Gutterman LLP

New York, New York
January 30, 2006

GENERIC TRADING ASSOCIATES, LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2005

Marx Lange Gutterman LLP
CERTIFIED PUBLIC ACCOUNTANTS